Exhibit 99.1

The Metals Royalty Company Inc. Enters Into Definitive Agreement to Acquire a Royalty Interest on Mesabi Metallics Iron Ore Project in Minnesota

$132.5 Million Acquisition of an Index-Priced Production Royalty on One of the United States' few Large-Scale Merchant DR-Grade Iron Ore Projects

Transaction Highlights:

•	$132.5 million cornerstone royalty acquisition – TMCR has entered into a definitive agreement to acquire a 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (on production up to 8.5 Mtpa) on the Mesabi Metallics iron ore project in Minnesota, anticipated to be a fully integrated, large-scale source of high-quality DR-grade pellets critical to the global green steel transition and the advancement of American domestic steel production.

•	Financing funds acquisition – Transaction financed via allocated $75 million PIPE, including $15 million of participation from founders and insiders, priced at $13.00 per share; and up to a $50 million acquisition credit facility term sheet for a senior secured term-loan credit facility.

•	Near-term, high-quality royalty cash flow – First production targeted for H2 2026 with ramp up to full capacity expected in 2027, implying anticipated initial annual royalty cash flow potential of up to ~$13M+ with further potential upside tied to commodity prices and throughput expansion.

•	Tier-1 asset in a Tier-1 jurisdiction – The Mesabi Project spans more than 16,000 acres in Nashwauk, Minnesota and is expected to be one of the lowest-cost DR pellet producers in North America, supported by a 23+ year mine life. Over $2.5 billion is planned to be invested by completion date in core infrastructure at the project, which is approximately 93% complete. The project is strategically positioned near key end markets and integrated into well-established North American transportation networks.

•	Essar Group sponsorship with proven execution – Backed by Essar Group, a global industrial platform with >50 years of experience, ~$15B of revenue, and a track record of building and operating world-class industrial projects including pellet and steel assets – providing TMCR with the sponsor quality and execution certainty that underpins a royalty investment of this nature.

•	Project fully financed based on current expenditure budget to first cash flow – ~$2bn equity invested by Essar Group with additional support by a $520M senior secured facility from Breakwall Capital and a $150M liquidity line from Macquarie Group materially de-risking near-term path to production.

•	Strong US Government validation and strategic relevance: US Export-Import Bank announced support of up to $10B, confirming Mesabi as a strategic national supply chain asset for American green steel.

•	Strategic alignment – Advances TMCR's mission of financing America's mineral security by deploying long-term permanent capital into a strategically critical domestic supply chain asset, aligned with US industrial and defense policy, supporting the development of domestic iron ore production capacity.

LONDON, UK, May 6, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today announces that it has entered into a definitive agreement (the “Definitive Agreement”) with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) with respect to the acquisition of a 25% interest in an existing 4.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (the "Mesabi Royalty") on the Mesabi Metallics iron ore project (the "Mesabi Project") located in Nashwauk, Minnesota (the "Transaction"). In connection with the Transaction, the Company also announces: (i) a allocated $75 million private sale of common shares (the "PIPE Financing"), which includes $15 million of participation from founders and insiders, priced at $13.00 per share; and (ii) up to a $50 million acquisition credit facility term sheet for a senior secured term loan credit facility (the “Credit Facility”) (together with the PIPE Financing, the “Financings”). Stifel is acting as lead placement agent and A.G.P./Alliance Global Partners is acting as co-lead placement agent for the PIPE Financing. Yorkville Securities, William Blair and B. Riley Securities are acting as co-placement agents for the PIPE Financing.

Proposed Transaction Terms

•	Royalty Interest: TMCR is acquiring a 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor on all production up to 8.5 million tonnes per annum ("Mtpa") and a 0.25% royalty on all production above 8.5 Mtpa, on mineral tracts and mineral leases owned by Mesabi Metallics Company LLC ("Mesabi Metallics"). The royalty is indexed to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil price with an embedded revenue floor of $150 per tonne, providing structural downside protection while preserving full exposure to commodity price appreciation.

•	Total Purchase Price: $132.5 million, comprising $125 million in cash and $7.5 million in TMCR common shares to be based on the price of the PIPE Financing.

•	Deposit: $15 million payable upon execution of the Definitive Agreement, credited toward the purchase price at closing, unless rolled over when the Option to Purchase Additional 1.0% is exercised.

•	Royalty Step-Down: Following cumulative production of 170 million tonnes (estimated 2047), the royalty would step down to 0.25% on production up to 8.5 Mtpa and 0.0625% on production above 8.5 Mtpa.

•	Option to Purchase Additional 1.0%: TMCR has a 45-day option to purchase an additional 1.0% following closing of the initial 1.0% purchase.

•	Expected Closing: Prior to May 31, 2026, subject to the satisfaction of applicable conditions.

Concurrent PIPE Financing

In connection with the Transaction, TMCR has allocated commitments from institutional and accredited investors for the PIPE Financing, which is expected to result in gross proceeds of approximately $75 million, before placement agent fees and offering expenses, of which $15 million represents founder and insider participation.

Pursuant to the allocated commitments, TMCR intends to sell an aggregate of 5,769,231 common shares at a purchase price of $13.00 per common share (the “PIPE Shares”). YA II PN, Ltd., an affiliate of Yorkville Securities, LLC, has agreed to purchase 1,153,900 common shares in the offering. The PIPE Financing is conditional upon, and is expected to close concurrently with, or immediately prior to, the closing of the Transaction, subject to the satisfaction of applicable conditions. Completion of the Transaction is conditional upon, among other things, the Company satisfying a financing condition for the total purchase price of the transaction.

The offer and sale of the foregoing PIPE Shares will be made in a transaction not involving a public offering, and the PIPE Shares, when issued, will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or applicable state securities laws. The PIPE Shares were offered and sold in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), to U.S. persons, and Regulation S of the Securities Act to non-U.S. persons. Accordingly, the PIPE Shares may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. TMCR has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the common shares.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Company is not a reporting issuer in any province or territory of Canada and thus can only offer securities in reliance on applicable exemptions from, or in transactions not subject to, the prospectus requirements of applicable Canadian securities laws. Any prospective purchaser of the Company’s securities understands that it may not be able to resell those securities except in accordance with limited exemptions available under applicable Canadian securities laws, and that the prospective purchaser is responsible for compliance with applicable resale restrictions.

Acquisition Credit Facility

In addition to the PIPE Financing, the Company has entered into a term sheet for up to a $50 million senior secured Credit Facility. The term sheet contemplates a single-draw, non-revolving facility with a 36-month maturity, bearing interest at 9.0% per annum with step-ups over time, and secured by a first-priority interest over the Company’s assets. The Credit Facility is expected to close concurrently with, or immediately prior to, the closing of the Transaction, subject to satisfaction of applicable conditions, including completion of due diligence and execution of definitive documentation.

About the Mesabi Metallics Project

Mesabi Metallics is completing a merchant Direct Reduction ("DR") grade iron ore mine and pellet plant located on more than 16,000 acres in Nashwauk, northern Minnesota. The project, which represents a planned development investment of approximately $2.5 billion, is backed by Essar Group – one of the world's most proven builders of world-scale industrial assets, with $15 billion in annual revenue, $9.6 billion in assets under management, a 50-year operating track record, and a history of successfully building and operating multiple pellet plants of comparable scale. Essar Group has already invested over $2 billion of equity into the Mesabi Project.

With approximately 800 construction workers currently on site, the Mesabi Project is one of the largest private-sector industrial investments in Minnesota's history. Mesabi Metallics has announced that it is targeting commissioning of operations in H2 2026, subject to the completion of construction. The project has a mine life of 23 years or more, with a long-term vision to expand production significantly.

DR-grade iron ore pellets are the critical feedstock for Electric Arc Furnace ("EAF") steelmaking – widely recognized as the cleanest and most energy-efficient method of steel production.

Scotiabank acted as exclusive financial advisor to Mesabi and its affiliates in connection with the Transaction.

Management Commentary

"The acquisition of a royalty interest on the Mesabi Metallics project represents a defining milestone for TMCR and the direct expression of our mission to finance America's mineral security," said Brian Paes-Braga, Chairman and CEO of The Metals Royalty Company Inc. "I believe Mesabi is one of the most strategically significant industrial projects currently under development in the United States – a world-scale source of domestic DR-grade iron ore entering production at a moment when the U.S. is urgently working to reshore its steel supply chain and reduce reliance on imported raw materials. Behind this project stands Essar Group, one of the world's most proven builders of world-scale industrial assets, with a 50-year track record, $15 billion in revenue, and over $2 billion of its own equity committed to this project – exactly the kind of aligned, operationally proven sponsor that underpins a royalty investment of this nature. The quality of that sponsorship, combined with the strong institutional endorsement from Breakwall, Macquarie, and the U.S. Export-Import Bank, and the caliber of our PIPE partners in Stifel, A.G.P./Alliance Global Partners, Yorkville Securities, William Blair and B. Riley Securities gives us confidence that we have assembled the right institutional infrastructure to execute this transaction and deliver on the promise of TMCR's platform. This transaction provides TMCR with near-term cash flow visibility from a Tier-1 asset in a Tier-1 jurisdiction, meaningfully advancing our portfolio construction strategy and sets the stage for our growing platform to be able to execute on our growing pipeline of additional opportunities to support the onshoring of critical mineral and mining projects for all Americans. I want to also personally welcome all of our new stakeholders that have joined our business on this transformative acquisition."

Strategic Rationale

The Transaction is consistent with TMCR's strategy of acquiring large, world-scale royalties on U.S.-aligned assets with near-term cash flow potential. The Mesabi Royalty complements TMCR's existing portfolio anchored by its 2.0% gross overriding royalty on TMC the metals company Inc.'s (NASDAQ: TMC) NORI polymetallic nodule project in the Clarion-Clipperton Zone.

Key strategic attributes of the Transaction include:

•	Near-term cash flow potential: Mesabi Metallics has targeted commissioning of operations in H2 2026, subject to construction completion and applicable approvals, which would represent TMCR's first revenue-generating asset.

•	Structural downside protection with commodity upside: The index-priced royalty structure incorporates an embedded revenue floor of $150 per tonne, providing baseline cash flow certainty while preserving full exposure to iron ore price appreciation above that floor.

•	Green steel demand tailwind: Global demand for DR-grade pellets is expected to grow by approximately 140% (4% CAGR) by 2050[2], driven by the global transition to lower-carbon EAF steelmaking processes, for which DR-grade pellets are a critical and scarce input.

•	Long-duration asset with expansion optionality: Backed by a 23-year mine life and a vision to expand production further, the royalty offers long-duration cash flow with significant upside potential.

Completion of the Transaction and the Financings are subject to the satisfaction of customary closing conditions, which may not be satisfied on the terms or timeline currently contemplated, or at all.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain - supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit www.sec.gov and the Company’s website www.themetalsroyaltyco.com.

Technical Information

The operational data regarding the Mesabi Project contained herein, including construction progress, capital invested to date, and existing financing arrangements, is derived from public disclosures of, and information provided by, Mesabi Metallics. The Company's expectations regarding production targets, mine life, and expansion potential are based on management's internal models and information provided by Mesabi Metallics.

2 Wood Mackenzie forecasts

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. This press release contains forward-looking statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and applicable securities laws, which reflect management of the Company’s expectations regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to closing of the Transaction, the ability to complete the Financings, the Mesabi Project, the revenue generating potential with respect to TMCR’s industry and business plans, the potential impact of government policy, market opportunity, the potential value of the NORI GORR, the Company’s ability to execute on its business plan and to acquire and manage additional royalty interests and other statements that are statements other than historical facts. When the Company and its management uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not a guarantee of future performance and are based on a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties and risks related to: closing the Transaction and the Financing, the permitting, production, timing and mineral content of TMC’s NORI deposit; the economic potential and timing of production at the Mesabi Project; TMCR’s limited operating history and the risks associated with new business development; TMCR’s potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; TMCR being dependent on favorable government policy for offshore mineral development; market conditions; competitive dynamics; regulatory changes; and other factors discussed in the “Risk Factors” section of the Company’s Form 20-F and subsequent reports filed with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us